シャーマン アンド スターリング外国法事務弁護士事務所

SHEARMAN & STERLING

FAX: 81-3-5251-1602
www.shearman.com

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2-2-2 UCHISAIWAICHO, CHIYODA-KU
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RECD S.E.C.
APR 1 1 2003
1086

81-3-5251-0201


03050927

April 11, 2003

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co., Ltd.
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Optical Co. Ltd. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed hereto are free translations of two notices dated March 28, 2003 that the Company filed with the Tokyo Stock Exchange and were made public as a result and three press releases dated April 1, 2003, March 17, 2003 and March 11, 2003. In addition, the Company issued the following five press releases without preparing an English translation and are therefore hereby furnished with summary English translation:

- Press release dated April 3, 2003 on the sponsoring by Olympus of the Digital Photo Exhibition "A day in the Life of Africa"
- Press release dated March 31, 2003 on the launch of TV commercial featuring Hideaki Takisawa
- Press release dated March 25, 2003 on the receipt by Olympus' Chairman Masatoshi Kishimoto of the "Grand Decoration of Honour in Gold with Star for services to the Republic of Austria"

dlw 6/2

- Press release dated March 17, 2003 of the introduction of the Voice-Trek DM-20 and DM-10 voice recorders

- Press release dated March 14, 2003 of the introduction of the 8 x 40 DPS I binoculars

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,



Richard Kramer

Enclosures

FOR IMMEDIATE RELEASE

March 28, 2003
Olympus Optical Co., Ltd.
(Tsuyoshi Kikugawa, President and Representative Director)
(Stock Code Number: 7733, TSE and OSE first section)

CONTACT:
M. Umakoshi
(Director of Public Relations Department)
Phone: +81-(0)3-3340-2111

Notice Regarding the Outcome of the Applications for Delisting of Olympus' Shares from the Euronext (Paris) and Swiss Stock Exchanges

With respect to the applications for the delisting of Olympus' Shares from the Frankfurt, Euronext (Paris) and Swiss Stock Exchanges as previously announced on January 17, 2003, the Company hereby announces that it has received formal confirmations from Euronext (Paris) and the Stock Swiss Exchanges, and will be delisting its shares from the Euronext (Paris) Stock Exchange on April 15, 2003 and from the Swiss Stock Exchange on April 23, 2003.

The company will announce the date of delisting from the Frankfurt Stock Exchange as soon as a decision related thereto is made.

FOR IMMEDIATE RELEASE

March 28, 2003
Olympus Optical Co., Ltd.
(Tsuyoshi Kikukawa, President and Representative Director)
(Stock Code Number: 7733, TSE and OSE first section)

CONTACT:
M. Umakoshi
(Director of Public Relations Department)
Phone: +81-(0)3-3340-2111

Olympus to Return Substituted Portion of Welfare Pension Fund to Government

On February 2, 2003, Olympus Optical Co., Ltd. received permission from the Minister of Health and Labor to be exempted from future benefit liabilities under the substituted portion of the Welfare Pension Fund. This permission conforms to the recently enacted Defined Benefit Corporation Pension Law.

In connection therewith, Olympus will not implement the interim measure specified in Section 47-2 of the "Accounting Guidelines for Retirement Benefits (Interim Report)" (Japanese Institute of Certified Public Accountants Accounting System Committee Report No. 13), and will record an extraordinary income in the year ending March 31, 2004.

Assuming that Olympus would implement the interim measure specified in Section 47-2 of the Guidelines, it would record an estimated profit of ¥4 billion on a consolidated basis.

However, as the outstanding actuarial difference related to the substituted portion must be amortized at the time of return, the actual amount be to recorded as extraordinary profit will be subject to change.

April 1, 2003

AOI Technology Inc, A new joint venture formed by Olympus Optical and ITX
Begins business operation and Enters the
Dynamically Reconfigurable IC Market

AOI Technology, Inc. (AOI, Headquarters: Chiyoda-ku, Tokyo; President Tatsuo Nagasaki) is launching a fabless semiconductor operation beginning on April 1 this year. This operation will focus on the development and manufacturing of Dynamically Reconfigurable IC*, and manage the component and service businesses of its next-generation semiconductor chips.

Olympus Optical Co., Ltd. (Olympus, Headquarters: Shinjuku-ku, Tokyo, President: Tsuyoshi Kikukawa) and ITX Corporation (ITX, Headquarters: Chiyoda-ku, Tokyo, President and CEO: Akinobu Yokoo) co-founded AOI as a joint venture on December 4, 2002. Olympus and ITX took equity interests of 66.6% and 33.4%, respectively, in this new venture.

*Dynamically Reconfigurable IC:
This IC has ASIC-level speed, CPU-level flexibility, and the ability to reconfigure the hardware in real-time to provide the best application format.
AOI develops and designs the Dynamically Reconfigurable IC using QuickSilver Technology's Adaptive Computing Machine (ACM) as its core. QuickSilver Technology is an American start-up located in San Jose, CA.

AOI will design and manufacture Dynamically Reconfigurable ICs for various vertical markets , including consumer electronics and communications. The first step is to start the fabless semiconductor operation, namely the design and sale of chips, boards, and modules, and to establish a strong presence in the digital imaging business. Next, by utilizing the functionality of the dynamically reconfigurable technology, AOI plans to expand its operation, jointly with Olympus and ITX, to allow customers download intellectual property, namely functions and circuit configuration information. Furthermore, Olympus, ITX and AOI view AOI's unique ACM-based design and development capabilities, as well as its related products and services as strategic assets that will enable all three companies to extend their focus on the digital imaging market to the ubiquitous networking and mobile communications markets. As such, AOI will

expand its business focus into a wide range of markets. In the next five years, the three companies plans to create new businesses worth a combined ¥100.0 billion

Rationale for Establishing AOI

Olympus and ITX have combined their resources together to create new businesses, and have carefully evaluated numerous ideas and new technologies. Among various dynamically reconfigurable technologies the two companies had evaluated, QuickSilver Technology's ACM technology has been determined to provide the most significant benefit to both Olympus and ITX.

AOI was established to provide solutions to Olympus and outside customers with an unprecedented level of flexibility and cost performance. The technological development started when AOI received a license to use ACM technology. Going forward, AOI aims to become an expert on dynamically reconfigurable technologies that extends the ACM.

Importance of Dynamically Reconfigurable Technologies

Recently, there have been a series of announcements of new dynamically reconfigurable technologies, which promise greater flexibility in software processing, high-speed hardware performance and low power consumption. Currently, ASSPs[2*] and ASICs[3*], adapted to process imaging and communications protocol, require high processing speeds. The drawback of these devices is a lack of flexibility resulting from the fact that the device functions are rigidly tied to the applications. FPGAs[4*] permit users to change functions freely and require shorter lead times for development, but have performance, cost and power consumption problems. Moreover, there are software processing limitations with multi-purpose micro-processors and DSPs[5*]. Due to these factors, since the early 1990s, research into dynamically reconfigurable technologies has been undertaken throughout the world. Today, the commercialization of dynamically reconfigurable technologies is gaining traction, as evidenced by recent announcements of their usage in consumer electronics products.

Advantages of Adaptive Computing Machine™ (ACM) Technology

Existing IC technologies, from hardware resources to software algorithms, share a common problem - they are all non-changeable. This means that circuit logic is rigidly hardwired into the systems during the construction or in the ensuing programming stages, making it difficult to change. Of course, circuit logic is not impossible to modify, but can be done only after making vast investment of time and capital. Under these

circumstances, it is difficult to keep up with standards, which are evolving every day. ACM provides a breakthrough solution. This technology is based on a combination of dynamic hardware resources and software algorithm. The technology is designed to be adaptive and dynamic, the exact opposite to rigidity. ACM is built on two key features-hardware resources that permit circuit logic to be rapidly reconfigured at all times, even after programming is completed and during the operation; and software algorithms that can be easily rewritten, as necessary. This ability is key to developing universal mobile devices that can download any type of software or hardware, as needed.

About AOI Technology, Inc.

Company name:	AOI Technology, Inc.
Address:	14F, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo, 100-6014
President & CEO:	Tatsuo Nagasaki
Established:	December 4, 2002
Capital:	¥225 million
Additional paid-in capital:	¥225 million
Major shareholders:	Olympus Optical Co., Ltd. (66.6%)
	ITX Corporation (33.4%)

About Olympus Optical Co., Ltd.

Olympus is a global leader in designing, manufacturing and marketing optical-digital product solutions for health care and consumer markets. The company leverages R&D investment in technology and manufacturing processes across diverse business lines that include medical devices such as endoscopes and microscopes, imaging technologies in digital cameras, and industrial systems including non-intrusive testing and semiconductor inspection equipment.

Company name:	Olympus Optical Co., Ltd.
Address:	Shinjuku Monolith, 2-3-1 Nishi Shinjuku, Shinjuku-ku, Tokyo, 163-0914
President:	Tsuyoshi Kikukawa
Established:	October 12, 1919
Capital:	¥40,8billion*

Consolidated net sales:	¥52.8 billion*
Employees:	4,345*
URL:	http://www.olympus.co.jp

* (As of March 31, 2002)

About ITX Corporation

ITX Corporation is an IT business creation company that aims to establish and nurture unique and innovative businesses in four strategic sectors: Life Sciences, Networking and Technology, Mobile Communications and Business Innovation. Publicly traded on the NASDAQ Japan Market (now Nippon New Market, (Hercules)) since December 2001 and trading under the stock code 2725, ITX generated consolidated sales revenues of ¥350.5 billion for the year ended March 31, 2002. As of December 31, 2002, the ITX Group consists of 57 subsidiaries, including Fusion Communications Corporation, Nissho Electronics Corporation and IT Telecom, Inc.

Company name:	ITX Corporation
Address:	14F, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6014
President & CEO:	Akinobu Yokoo
Start of operations:	April 1, 2000
Capital:	¥20.5 billion
Additional paid-in capital:	¥27,9 billion
Consolidated net sales:	¥350.6 billion (Year ended March 31,2002)
No. of employees:	143 (As of March 2003)
URL:	http://www.itx-corp.co.jp

About QuickSilver Technology, Inc.

Company name:	QuickSilver Technology, Inc.
Address:	6640 Via Del Oro, San Jose, CA 95119 U.S.A.
President:	Dwain Aidala
Established:	1998
URL:	http://www.quicksilvertech.com/

Contact in relation to this release:

AOI Technology, Inc.:

Yoichi Nakao, Corporate Planning Division

y_nakao@aoitech.co.jp

Olympus Optical Co., Ltd.:

Satoshi Ikuta, Corporate Communications Office

s_ikuta@ot.olympus.co.jp

ITX Corporation:

Hirokuni Hibi, IR Team, Planning Division

hirokuni.hibi@itx-corp.co.jp

Notes

[1*]Fabless:

Refers to a semiconductor company that does not manufacture its own silicon wafers. Fabless companies outsource these operations to companies that operate manufacturing facilities (Fabs), allowing them to channel management resources into R&D, chip design and marketing.

[2*]Application Specific Standard Product (ASSP):

An IC developed as a standard device to perform a predetermined, specific function.

[3*]Application Specific Integrated Circuit (ASIC)

A microchip designed and manufactured for a specific application. Also called a custom IC or a custom chip. An ASIC can be pre-manufactured from scratch for a specific application or it can be custom manufactured using components from a "building block" library of components.

[4*]Field Programmable Gate Array (FPGA)

A programmable LSI that users can program themselves for specific functions using specialist tools. FPGAs, which can be pre-programmed with microprocessor or ASIC specifications, are slower and more expensive than function-specific LSIs, but allow designers to carry out simulations with certain software packages.

4*Digital Signal Processor (DSP)

A microprocessor specifically designed to process audio and visual data. Often packaged together with modem and other devices, it takes over some of the processing functions of CPUs in personal computers.

This press release includes forward-looking statements, including statements on the Company's projected sales figures. One can identify these forward-looking statements by use of words such as "strategy," "expects," "plans," "anticipates," "believes," "will," "continues," "estimates," "intends," "projects," "goals," "targets" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are based on the Company's assumptions and estimates and are subject to risks and uncertainties, which could cause actual results and outcomes to differ materially from those contained in any forward-looking statement

OLYMPUS

N E W S R E L E A S E

March 17, 2003

News From Olympus
Voice-Trek DM-20/DM-10 Digital Voice Recorder
—Top-of-the-range Products in the Voice-Trek Series—

- **WMA sound recording format**
- **Stereo recording and playback capability**
- **Built-in microphone**
- **PC connection kit**

This news release is only for the Japanese Market.

Olympus Optical Co., Ltd. (President Tsuyoshi Kikukawa) proudly announces the new Voice-Trek DM-10 and Voice-Trek DM-20 Digital Voice Recorders. Both models support high-quality stereo recording in the Windows Media Audio (WMA) format and playback in the WMA and MP3 formats. The Voice-Trek DM-20 has 128MB of memory for up to 44 hours 45 minutes of recording, and DM-10 has 64MB of memory for up to 22 hours 20 minutes. Both products will go on sale on April 11.

Digital voice recorders have drawn much attention as the one of the products in growth areas. Sales in Japan reached approximately 450,000 units in 2002, and will be 480,000 units in 2003 according to the market research by Olympus Optical. Olympus Optical is about to launch the two new flagship products in Voice-Trek series. The Voice-Trek DM-20 and DM-10 are both high-added-value products with the best sound quality in the series. In addition to their improved stereo sound recording performance, both recorders also offer enhanced features as music playback devices, including remote control capabilities. Other advanced features include support for WMA audio and noise cancellation, and WOW. These features are packaged in stylish, slim-line metal cases, making the DM-20 and DM-10 the perfect personal information device for both business use and private enjoyment.

Product name	Manufacturer's suggested retail price (excluding tax)	Expected date of launch	Monthly production
Voice-Trek DM-20 Voice-Trek DM-10	Open Pricing	April 11, 2003	7,000 units



Voice-Trek DM-20


OLYMPUS

Voice-Trek DM-10

Main Features

1. Stereo recording — best sound quality in the Voice-Trek Series
2. Capacity for up to 5 hours 40 minutes of music files in WMA or MP3 format
3. PC connection kit with support for both Windows and Macintosh
4. Bundled remote control with built-in microphone for easy operation
5. Easy-to-use controls complemented by stylish, slim-line design
6. WOW technology for variety of sound effects
7. Noise cancellation in playback mode

Details of Main Functions

1. Support for stereo recording — best sound quality in the Voice-Trek Series
In addition to the existing high-quality (HQ), standard-play (SP) and long-play (LP) recording modes, the new units also feature a new stereo high-quality (SHQ) mode* for highest standards of recording quality. In the SHQ and HQ modes, the sound is recorded in the most versatile WMA format (*1). In the SP and LP modes, sound is recorded in the proprietary DSS (*2) format, which provides high data compression ratios without compromising the quality of the recorded sound.
Stereo recording is ideal for conference recording and similar situations. The voices of multiple speakers can be recorded with excellent clarity, along with the overall ambience of the venue.

* A stereo microphone (not included) is required for stereo high quality (SHQ) recording.
(*1) WMA is an audio format that combines high sound quality with high compression ratios. Microsoft has made WMA support a standard feature in its operating systems starting with Windows ME. When used to compress music CDs, the WMA format is considered to deliver CD-quality sound at 48kbps.
(*2) DSS (Digital Speech Standard) is a standard established jointly by Olympus Optical, Philips (Netherlands) and Grundig (Germany).

◆ Maximum Recording Times in Each Mode (DM-20/DM-10)

Recording Mode	SHQ (Stereo High-Quality Playback)	HQ (High-Quality Playback)	SP (Standard Playback)	LP (Long Playback)
DM-20 (128MB)	4 hr 20 min	8 hr 45 min	20 hr 55 min	44 hr 45 min
DM-10 (64MB)	2 hr 10 min	4 hr 20 min	10 hr 25 min	22 hr 20 min

Note: The above figures represent continuous recording times. With intermittent recording, times may be shorter than stated here.

2. Capacity for up to 5 hours 40 minutes of music files in WMA or MP3 format
The Voice-Trek DM-20 and DM-10 support the popular WMA and MP3 (*3) formats and can be used to play music downloaded from music distribution sites or ripped from CDs. With storage capacity for up to 5 hours 40 minutes in the DM-20 and 2 hours 50 minutes in the DM-10, you can fully enjoy listening to the music not only at home but also while commuting to work or school.

(*3) MP3 stands for "MPEG1 Audio Layer 3", which is an audio data compression standard. The technology allows audio files to be compressed to one-tenth of their original size with almost no loss of sound quality.

◆ **Bit Rates and Sound Recording Capacity**

Bit Rate	160kbps	96kbps	64kbps	48kbps
DM-20 (128MB)	1 hr 40 min	2 hr	4 hr	5 hr 40 min
DM-10 (64MB)	50 min	1 hr	2 hr	2 hr 50 min

Note: Recording times will vary according to the bit rate used to record the music data. Within the same format, sound quality will improve in proportion to the bit rate, while available recording time will decrease.

3. Computer connection kit with support for both Windows and Macintosh

Both products come with a USB cable and utility software, DSS Player. These support two-way data transfers between the DM-20/DM-10 and a computer. Recorded sound can be transferred to a computer for storage as audio files or e-mailed* as voice mail attachments. The playback order of files in the DM20/DM-10 can be also changed with the DSS Player. Furthermore, these products are in the USB mass storage class, so they can also be used as external computer storage devices. Transferring data is as easy as placing the DM-20/DM-10 in the USB cradle, which is bundled with the products.

* E-mail software is not bundled with these products. A commercially available e-mail software may be used to e-mail sound files.

4. Bundled remote control with built-in microphone for enhanced ease of operation

A first for Olympus, this accessory consists of a remote control unit with a built-in microphone. In addition to its remote control functions, it can also be used an external monaural microphone, so you can make recordings or control playback without taking the digital recorder out of your pocket or briefcase. With the earphone attached, it can be used as an earphone with remote controller.

5. Easy-to-use controls complemented by stylish, slim-line design

Coming in a stylish, slim-line metal body, the DM-20/DM-10 is also designed for ease of use. Its large control buttons are arranged in a highly functional layout, and there is also a large LCD screen capable of displaying Japanese script. The exterior of the DM-20 has an elegant silver metallic finish, while the titanium metallic gray finish of the DM-10 creates an image of substance and depth.

6. WOW technology for variety of sound effects

The DM-20 and DM-10 are equipped with WOW, an audio technology that enhances the ambience of music. Developed by SRS Labs, Inc. of the United States, the technology allows the surround effect (SRS 3D) (*4) and bass (TruBass) (*5) to be adjusted in four levels to suit each music genre and the listener's preference. The result is a natural three-dimensional sound field with rich bass and excellent clarity.

To enhance music file playback, the DM-20 and DM-10 have four equalizer settings (*6) for rock, pop, jazz and flat (no equalizing). The User EQ function allows listeners to register their preferred equalizer characteristics.

*4 SRS 3D is a combination of technologies that enhance ambience by processing stereo signals into natural three-dimensional sound fields while clarifying sound contours.

*5 The TruBass system electrically reproduces the bass effect of a pipe organ. With this technology, speakers and headphones can easily generate low bass sounds below their minimum frequency (f_0).

*6 An equalizer is a system used to create a sound that matches the listener's preferences by adjusting the emphasis in each frequency range. Bass, midrange and treble sounds can be adjusted as desired.

7. Powerful noise cancellation in playback mode
Noise cancellation has been a popular feature of the Voice-Trek DS-10 since its launch in April 2002. The DM-20 and DM-10 also offer noise cancellation, which can be set to off, low or high according to the level of background noise during playback. Even sound recorded in noisy environments can be played back clearly.

8. Convenient playback functions for language learning and transcription
The DM-20 and DM-10 have several convenient features for language learning and transcriptions. In "continuous play" mode, when playback of one file is completed, the next file is played automatically. The "short repeat playback" function rewinds the file for a specified number of seconds and replays that segment, while the "repeat playback" function repeatedly replays a selected segment. There is also a "fast/slow playback" function, which allows the user to adjust the playback speed without distorting the pitch.

9. Selectable power sources
Two UM-4 (AAA) alkaline batteries will power the DM-20/DM-10 for about 16 hours of voice recording, about nine hours of voice playback, and about eight hours of music playback (based on tests using Olympus Optical's method). For greater economy, these products can be also powered by optional BR401 UM-4 (AAA) nickel hydride batteries, which are scheduled to be on sale in June. An optional AC adapter allows the DM-20/DM-10 to be used for prolonged recording and playback without concern about battery life.
Other Features

- The index marking function allows locations in files to be marked for easy retrieval and playback.
- Written comments (up to 50 two-byte characters or 100 single-byte characters) can be added to recorded files.
- The variable control voice actuator (VCVA) function automatically starts and ends recording in response to the sound level.
- The convenient alarm function allows the DM-20/DM-10 to be used as a schedule reminder or alarm clock.

Voice-Trek DM-20/DM-10: Main Specifications
<Digital voice recording>

Recording Format	WMA (Windows Media Audio)format, Digital Speech Standard (DSS)-format digital recording
Recommended input level	–70dBv
Sampling frequency	SHQ mode:44.1kHz HQ mode:44.1kHz SP mode: 12kHz LP mode: 8kHz
Overall Frequency Response	SHQ mode:300 – 8,000Hz HQ mode: 300 – 7,000Hz SP mode: 300 – 5,000Hz LP mode: 300 – 3,000Hz
Recording Time	DM-20: SHQ mode: 4 hr 20 min / HQ mode : 8 hr 45 min SP mode: 20 hr 55 min / LP mode: 44 hr 45 min DM-10: SHQ mode: 2 hr 10 min / HQ mode : 4 hr 20 min SP mode: 10 hr 25 min/ LP mode: 22 hr 20 min

Folders	5 folders(A,B,C,D,E)
Number of Messages	Max. 199 per folder. Total for 5 folders: max. 995
Continuous Battery Duration Time	Recording: approx. 16 hours Playback : approx. 9 hour (according to Olympus tests using an alkaline dry cell battery)
	Recording: approx. 12 hours Playback : approx. 8 hour (according to Olympus tests using Ni-MH batteries)

< ***Digital music playback***>

Compatible file formats	WMA, MP3 formats (multi-decoding system used)
Sampling frequency	44.1kHz (maximum value; use of different data format or bit rate may result in different value)
Frequency Response	20~20,000Hz (maximum value; use of different data format or bit rate may result in different value)
Folders	2 folders(A, B)
Number of Messages	Max. 199 per folder. Total for 2 folders: max. 398
Recording Time	DM-20:1 hr 40 min – 5 hr 40 min DM-10: 50 min – 2 hr 50 min (Recording time changes depending on bit rates)
Continuous Battery Duration Time	Approx. 10 hour (according to Olympus tests using an alkaline dry cell battery) Approx. 8 hours (according to Olympus tests using Ni-MH batteries)

< ***Other specifications***>

Recording Medium	Built-in Flash Memory DM-20: 128MB DM-10: 64MB
Card Format	SSFDC forum- SmartMedia format
Speaker	23mm-diameter round dynamic speaker
Microphone Jack	3.5mm-diameter (2Ω impedance)
Earphone Jack	3.5mm-diameter (8Ω impedance or higher)
Practical Max. Output	Max. 180mW (8Ω speaker)
Power Source	Rated voltage DC3V Two R03/LR03 alkaline batteries (sold separately) Two Ni-MH batteries (sold separately) External power source: by connecting AC Adaptor A324 (sold separately)
Dimensions	109.5(H)×39.5(W)×15(D)mm (excluding protrusions)
Weight	85g (including battery)
Accessories	Stereo Earphones (E31), Remote-Control Microphone (MR12), Two AAA-Alkaline Batteries, Carrying Case, cradle (CR2),USB Connection Cable (KP10), CD-ROM, Strap, Instructions (including warranty card), User's Manual, Quick guide,
Option Accessories	Stereo Microphones (ME50S) (scheduled to go on sale mid April 2003) Ni-MH Rechargeable Battery Charger(scheduled to go on sale June 2003) Ni-MH Rechargeable Battery Charger Set(scheduled to go on sale June 2003) AC Adaptor A324

USB connection kit(DSS Player/Windows Media Player 9)Operating Environment <Windows>

OS Supported	Microsoft Windows 98 / 98 SE / ME / 2000 Professional / XP Professional /XP Home Edition *Windows Media Player 9 applies to the OS after Windows 98 SE
PCs Supported	DOS/V machines (IBM PC/AT compatible machines)
CPU	Pentium II 333MHz or faster(Recommended Pentium III or faster)
RAM	Min. 64MB (Recommended min. 128MB)
Hard Disk Space	DSS Player 5 :Min. 10MB Windows Media Player 9:Min. 50MB
Sound Board	Creative Labs Sound Blaster 16 or 100% compatible card
Display	Min. 800 x 600 dots., min. 256 colors
CD-ROM Drive	Min. 2x CD-ROM or CD-R, CD-RW, DVD-ROM
USB Port	At least 1 free USB port
Audio Output	Speaker or earphone output
Browser	Microsoft Internet Explorer 4.01 or higher

USB connection kit(DSS Player for Mac) Operating Environment <Macintosh>

OS Supported	Mac OS 9.0 – 9.2.2, 10.1 – 10.2.4
PCs Supported	iMac、iBook、Power Mac G3*/G4、PowerBook G3* (* Only with USB port as standard)
RAM	Min. 16MB
Hard Disk Space	Min. 5MB
Display	Min. 800x600 dots., min. 256 colors
CD-ROM Drive	Min. 2x CD-ROM
USB Port	At least 1 free USB port
Audio Output	Speaker or earphone output

*Specifications and design are subject to change without notice.

Note:

WOW is the registered trademarks of SRS Labs, Inc. The company names and product names specified in this release are the trademarks or registered trademarks of each company.

The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations Department, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

N E W S R E L E A S E

March 11, 2003

OLYMPUS INTRODUCES CAMEDIA C-750 ULTRA ZOOM WITH 4.0-MEGAPIXEL IMAGING AND 10X OPTICAL ZOOM

· Dazzling, 4.0-megapixel CCD (effective)
· New, high-performance 10x optical zoom lens
· Smaller size for increased portability and shooting ease

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the CAMEDIA C-750 Ultra Zoom, an extremely compact 4.0-megapixel digital camera with a new high-performance 10x optical zoom lens. The CAMEDIA C-750 Ultra Zoom is scheduled to go on sale in Japan in late April 2003.

The CAMEDIA C-750 Ultra Zoom is the latest addition to the CAMEDIA ULTRAZOOM series, a series of cameras that has proved very popular with families and people who enjoy watching or participating in sports. In addition to offering outstanding ease of use and the ultra-telephoto power of a 10x optical zoom lens, the CAMEDIA C-750 Ultra Zoom is the first 10x zoom model to be equipped with the enhanced imaging capabilities of a 4.0-megapixel CCD (effective). This, together with a new lens design and Olympus' exclusive image processing technology, ensures the highest image quality in the CAMEDIA ULTRAZOOM series.

High-precision body construction also makes the CAMEDIA C-750 Ultra Zoom the most compact digital camera in the world to offer 10x optical zoom (according to in-house market research as of February 2003). In fact, the camera body is 30% smaller in volume than previous CAMEDIA ULTRAZOOM models, making it even easier to carry than its predecessors.

The CAMEDIA C-750 Ultra Zoom also boasts a wealth of features, including Motion JPEG shooting capability of up to 56 minutes*, and a Super Macro function that allows shooting from as close as 3cm. In a single camera, it combines the benefits of ultra-telephoto and ultra-macro still photography with more of a easy operation and usage when shooting motion. In addition, accessories such as conversion lenses and water protectors have been developed to further enhance the CAMEDIA C-750 Ultra Zoom's performance capabilities.

Designed to allow users to enjoy ultra-telephoto shooting and ULTRAZOOM series photographic creativity to the fullest, the CAMEDIA C-750 Ultra Zoom is the ideal solution to a wide range of digital camera needs.

* With 256MB xD Picture Card installed.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
CAMEDIA C-750 Ultra Zoom	¥75,000	late April 2003	40,000 units

CAMEDIA
C-750 Ultra Zoom


OLYMPUS

<Front>


OLYMPUS

<Back>

Top Features

- The first 10x optical zoom digital camera in the world to offer 4.0-megapixel CCD (effective)
- The world's most compact 10x optical zoom digital camera
- Advanced motion-image features, including a maximum recording time of 56 minutes and a Fast Play function
- Numerous accessories for extended shooting capabilities
- Distinctive body design and exceptional ease of use

Development Background

With a strong background in lens design technologies, Olympus was the first manufacturer to overcome the problems surrounding the development of compact and affordable ULTRAZOOM digital cameras. Its first ULTRAZOOM model, introduced in 2001, was the CAMEDIA C-700 ULTRAZOOM; this was then followed by the 2002 introduction of the CAMEDIA C-720 ULTRAZOOM and the CAMEDIA C-730 ULTRAZOOM. Universally acclaimed for their high image quality and ultra-telephoto shooting capability, these cameras firmly established Olympus as the ULTRAZOOM market leader.

Since introducing the company's first consumer-use digital camera in 1996, "high image quality" has been a fundamental Olympus product development concept. For the CAMEDIA C-750 Ultra Zoom, the standard was raised even higher, and a 4.0-megapixels CCD (effective) was teamed with a newly developed 10x optical zoom lens to achieve the highest image quality in the CAMEDIA ULTRAZOOM series.

Because families with small children account for a large proportion of CAMEDIA ULTRAZOOM users, Olympus also wanted to make the CAMEDIA C-750 Ultra Zoom more compact and easier to carry. By reworking the lens and overall design, it was able to reduce the total volume of the body by approximately 30% in comparison to previous models. As a result, the CAMEDIA C-750 Ultra Zoom is extremely easy to carry, ensuring that it is always to hand when a photo opportunity arises.

With the addition of the new CAMEDIA C-750 Ultra Zoom, the CAMEDIA ULTRAZOOM line-up is now more impressive than ever, ensuring Olympus' continued dominance in the ULTRAZOOM digital camera sector.

Main Features

4.0-MEGAPIXEL CCD (EFFECTIVE) & NEWLY DEVELOPED 10X OPTICAL ZOOM LENS

Taking the CAMEDIA ULTRAZOOM concept of combining a high-resolution CCD with an ultra-high-power zoom lens one step further, the CAMEDIA C-750 Ultra Zoom is the first 10x optical zoom digital camera in the world to feature 4.0-megapixel CCD (effective). For leisure activities and spectator sports, this makes it possible to take ultra-telephoto shots with even higher image quality.

The newly designed 7-group, 11-element lens features an ED (Extra-low Dispersion) lens element like the ones used in high-quality SLR telephoto lenses, as well as two aspherical lens elements, high

index lens elements, and a low-dispersion lens element. In addition, many of the lens elements are multi-coated. As a result of these design improvements, the lens offers superior resolving power and reduced aberration at high zoom magnifications and long focal lengths.

The inclusion of TruPic processing and other advanced image processing technologies also helps ensure class-leading image quality. Outstanding color fidelity and low noise are ensured by the same proper gamma technology and advanced noise filter featured on the Olympus compact digital camera flagship, the CAMEDIA C-5050ZOOM. High image quality is also aided by a noise reduction function that suppresses the noise that occurs when shooting at night, and by an advanced anti-vibration program that regulates shutter speed, flash, and ISO sensitivity to reduce the blurring that can be caused by camera shake.

THE WORLD'S MOST COMPACT 10X OPTICAL ZOOM MODEL

By reducing circuitry requirements, body volume has been reduced by 30% in comparison to previous CAMEDIA ULTRAZOOM models. Overall dimensions are 107.5(W) x 66mm(H) x 68mm(D), making the CAMEDIA C-750 Ultra Zoom extremely portable and easy to carry, and the thinnest and most compact of all the CAMEDIA ULTRAZOOM cameras.

IMPROVED MOTION-IMAGE CAPABILITY

The CAMEDIA C-750 Ultra Zoom also features the broad motion streaming technology first introduced on the CAMEDIA C-730 ULTRAZOOM, and can achieve up to 56 minutes of motion-image recording when using 256MB memory media to the fullest. A built-in microphone and speaker are also provided to allow on-the-spot playback with audio. In addition, Fast Play and Reverse Play modes have been added to extend motion-image capabilities even further. The result is a camera that allows users to enjoy both still and moving-image photography without the need to carry a separate video camera.

A WIDE RANGE OF ACCESSORIES

Two new conversion lenses are available for the CAMEDIA C-750 Ultra Zoom: a 0.7x wide-angle conversion lens and a 1.7x tele conversion lens. The wide-angle conversion lens offers 27mm wide-angle capability (35mm film camera equivalent), while the tele conversion lens boosts the maximum zoom telephoto setting of 380mm up to 646mm (35mm film camera equivalent). When used in tandem with the digital zoom (which normally boosts telephoto performance up to a maximum of 1520mm), a maximum focal length of 2584mm is possible — providing a truly astounding range of shooting options for such a compact camera.

In addition, a hot shoe is provided to allow an optional FL-20 external flash to be attached. Developed specifically for use with Olympus digital cameras, the FL-20 adds full-featured flash shooting to the camera's performance capabilities.

Finally — and for the first time in the CAMEDIA ULTRAZOOM series — underwater capability has been added with the provision of the PT-018 Water Protector, which allows shooting to depths of 40m.

DISTINCTIVE DESIGN & OUTSTANDING EASE OF USE

The front and back of the body, as well as the lens trim, are constructed of aluminum, adding a distinctive touch of quality to the overall design. The aluminum back has also been given a hairline finish that further emphasizes the camera's lasting quality.

Compared to previous CAMEDIA ULTRAZOOM models, the CAMEDIA C-750 Ultra Zoom is much slimmer and more compact, yet it offers the same handling ease and comfortable grip. Controls are positioned properly so that they are easy to operate with the right thumb when the camera is held in the shooting position, and the response time of the built-in LCD monitor has been speeded up. In every detail, the CAMEDIA C-750 Ultra Zoom is designed for enhanced operating ease.

ADVANCED SHOOTING FUNCTIONS

•Super Macro Mode

The camera's Super Macro mode allows shooting from a distance of only 3cm. With the CAMEDIA C-750 Ultra Zoom, users can enjoy both telephoto and macro shooting, and capture virtually any type of scene or subject, with a single camera.

•Histogram Display

Histograms that show the relationship between subject illumination and current exposure settings can be displayed during or after shooting. By visually confirming histogram data on the built-in LCD monitor, users can exercise more precise exposure control, and better achieve their creative intent by taking full advantage of the CCD's dynamic range.

•A Choice of Scene Program Modes and 'My Mode' Settings

In addition to Full Auto, Aperture-Priority, Shutter-Speed-Priority, and Manual shooting modes, there are six Scene Program Modes — Portrait, Sports, Landscape-Portrait, Landscape, Night Scene, and Self-Portrait — that make it easy to set optimum exposure values in virtually any shooting situation. What's more, up to four customizable 'My Mode' settings can be stored in memory, allowing users to instantly access their most frequently used setting configurations.

•Versatile White Balance Settings

Advanced iESP II Auto White Balance provides higher color fidelity for more natural skin tones in mixed-source lighting conditions. In addition, there is a One-Touch White Balance setting, as well as preset white balance settings for Daylight, Overcast, Tungsten Light, and three types of Fluorescent Light (Daylight, White Daylight, and White).

•Autofocus Area Selection

When camera movement is restricted by tripod use, users can reposition the autofocus target area two steps up, down, left, or right from the center of the frame, retaining creative control while ensuring correct focus.

•Easy-to-Use Digital Editing Functions

Basic digital editing tasks can easily be performed in the camera without downloading images or using a computer. Because the edited images are stored as a separate file, users never need to worry that the original data will be overwritten.

-Resizing

If users want to create a smaller-sized file to send as an e-mail attachment, for example, they can easily do so right in the camera.

-Trimming

Photos can easily be trimmed in the camera to reduce image/file size and eliminate unnecessary elements from the frame.

•All-in-One Packaging

All-in-one packaging includes everything necessary to download, edit, and organize image files, ensuring that even first-time users can begin enjoying the benefits of digital photography right away.

OPTIONAL ACCESSORIES

•Conversion Lenses

By attaching an optional CLA-4 lens adapter (MSRP: ¥2,000) to the camera, users can expand their shooting capabilities with the optional WCON-07 wide-angle conversion lens (MSRP: ¥19,000; available late April 2003), the MCON-40 macro conversion lens (MSRP: ¥11,000), or the TCON-17 tele conversion lens (MSRP: ¥15,000; available late April 2003).

•External Flash

Users can also enjoy the creative benefits of TTL flash photography by attaching the optional FL-20 external flash unit (MSRP: ¥15,000; available late April 2003) to the hot shoe on the top of the camera.

•Convenient RM-1 Remote Control

The multifunction RM-1 remote control (MSRP: ¥3,000) allows zoom functions, shutter release, and image playback to be operated from a distance.

•Water Protector

The PT-018 Water Protector (MSRP: ¥25,000; available late April 2003) makes it possible for the first time for a CAMEDIA ULTRAZOOM camera to be used for diving and underwater photography at depths of up to 40 meters. (Not compatible with previous CAMEDIA ULTRAZOOM models.)

•Camera Case & Neck Strap

A variety of cases and neck straps are available.

Camera Cases

CSCH-13 Genuine leather semi-hard case (MSRP: ¥6,000)

CSCH-14 Soft case (MSRP: ¥3,200)

Sports Neck Straps

Shock-absorbing straps that are ideal for use at sporting events.

CNS-02SV Silver (MSRP: ¥3,200)

CNS-02BL Blue (MSRP: ¥3,200)

CNS-02BK Black (MSRP: ¥3,200)

•xD Picture Card Media

In addition to the 16MB xD Picture Card bundled with the camera, 32MB, 64MB, 128MB, and 256MB xD Picture Cards are also available.

CAMEDIA C-750 Ultra Zoom

Number of Effective Pixels		4.0 million pixels
Image Pickup Element		CCD
Lens	Structure	11 elements in 7 groups, Olympus multivariator zoom lens Includes 2 glass aspherical lenses and 1 ED lens
	Focal Length	6.3 – 63 mm (Equivalent to 35mm zoom in 38 – 380 mm film format)
	F No.	F2.8(W)/F3.7(T)
	Digital Zoom	Seamless to 40x (10x optical and 4x digital combined)
	Working Range	Standard mode:0.6 m - infinity(W)/2.0m - infinity(T) Macro mode:0.07 m - 0.6 m(W)/1.2 m – 2.0 m(W) Super Macro mode: up to 0.03m (In Super Macro mode, the zoom range is fixed and the built-in flash is disabled.)
Recording	Still Image: Recording System	JPEG (DCF:Design rule for Camera File system) TIFF non-compression, DPOF compatible, Exif2.2 Print Image Matching II
	Still Image: Storage Capacity *When using bundled 16 MB xD-Picture Card	2288 x 1712 / TIFF: 1 image SHQ: Approx. 5 images, HQ: Approx. 16 images 2288 x 1560 (3:2*) / TIFF: 1 image, SHQ: Approx. 6 images, HQ: Approx. 18 images 2048 x 1536/ SQ1 (High): Approx. 8 images, SQ1 (Normal): Approx. 20 images 1600 x 1200/ TIFF: 2 images, SQ1(High):Approx.11 images, SQ1 (Normal): Approx. 32 images 1280 x 960 / TIFF: 4 images, SQ1(High):Approx.17images, SQ1 (Normal): Approx. 49 images 1024 x 768 / TIFF: 6 images SQ2 (High): Approx.26 images SQ2 (Normal): Approx. 76 images 640 x 480 / TIFF: 16 images, SQ2 (High): Approx.66 images, SQ2 (Normal): Approx. 165 images 3200 x 2400 (Enlarge Size) / SHQ: Approx. 2 images HQ: Approx. 8 images *3:2 is the same vertical-horizontal ratio as 35mm film.
	Motion Image: Recording System	QuickTime Motion JPEG support (Frame rate: 15fps)
	Motion Image: Storage Capacity (w/o voice)	320 x 240 pixels (HQ): Approx. 48 sec. (16MB) 160 x 120 pixels (SQ): Approx. 211 sec. (16MB)

	Sound: Recording System	WAVE Format compatible
	Recording Media	xD-Picture Card (16, 32, 64,128,256 MB)
Viewfinder		0.44-inch TFT color EVF Approx. 180,000 pixels
LCD Monitor	Size/Type	1.5-inch TFT color LCD (low-temperature polysilicon)
	Number of Pixels	Approx. 114,000 pixels
Playback	Still Image: Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image: Index display	Divided into 4/9/16 parts
	Still Image: Image rotation	90 degrees/- 90 degrees
	Still Image: Slideshow	Yes
	Motion Image: Playback	Normal, Frame-by-frame, Fast-Forward, Rewind
	Sound Playback	Yes (Also with Internal Speaker)
Sensitivity	AUTO	Yes
	Fixed	ISO approx. 100/200/400
Focusing System	Auto Focus	TTL iESP autofocus (contrast detection system)/ Spot AF/Fulltime AF/AF target selection
	Manual Focus	Manual Focus Settings on gauge display
Still Image: Exposure Control	Mode	Programmed Auto Aperture-priority Shutter-speed-priority Manual
		Scene programmed (portraits, sports, landscape-portrait, landscape, night scene, self-portrait)
		My Mode (Customized: My1, My2, My3, My4)
	Aperture	W:F2.8-8.0 T:F3.7-8.0
	Shutter Speed	1 to 1/1000 sec (Manual: up to 16 sec./Night scene & Slow Shutter Synchronization: up to 4 sec.)
	Exposure Compensation	±2EV in 1/3EV-step increments metering
	AE Lock	Yes
Auto-bracketing (excluding TIFF)		Selectable from 1/3EV, 2/3EV and 1EV steps
	Number of Shots	3/5 shots *Vary by image size
White Balance		Full-auto (iESP II) Presets (Daylight, overcast, tungsten light, fluorescent light1: Daylight, fluorescent light2: White Daylight, fluorescent light3: White) One-Touch ±7 Adjustment
Photometric Systems		Digital ESP metering Spot metering system (Multi)

Flash	Flash Working Range	W: Approx. 0.3m～4.5m T: Approx. 1.2m～3.5m
	Flash Modes	Auto (automatic flash activation in low light or backlight) Red-eye reduction Fill-in Off Slow shutter synchronization (first-curtain/second-curtain) Slow shutter synchronization (first-curtain with red-eye reduction)
	Flash Compensation	±2EV in 1/3EV-step increments metering
Sequence Mode	Normal Speed	Approx. 1.3 frames/sec. (in HQ mode) up to 8 frames
	High Speed	Approx. 1.8 frames/sec. up to 2 frames
Special Functions	Image Setting	Sharpness: ±5 Contrast: ±5 Saturation: ±5
	Function Shooting	Monochrome, Sepia, White board and Black board modes, Crop and merge (2 in 1) function
	Panorama	Yes (only with Olympus xD-Picture card or SmartMedia and Camedia Master)
	Customized	Shortcut setting, Custom button setting, Language options
	Still Image Edit	Resize (640x480, 320x240), Trimming
	Motion Image Edit	Cut, Index image creation *Limited to certain files.
	Special Image Editing	TruePic, Enlarge mode in printing, Noise Reduction
External Connectors	PC	USB interface (Win XP/Me/98/2000, Mac OS 9.0～9.2/X)
	TV (NTSC)	Video output terminal (Audio: Monaural) (Switchable NTSC/PAL)
	External Flash	Hot shoe
	Remote Control	RM-1(Optional)
	Power Supply	DC input terminal
Power Supply	AC adaptor	C-7AC (Optional)
	Battery	Two lithium battery packs (CR-V3) Four AA Ni-MH batteries Four Ni-Cd batteries Four alkaline batteries Four lithium batteries (FR6)
Dimension		107.5 (W) x 66.0 (H) x 68 (D) mm (excluding protrusions)
Weight		305g (excluding batteries and media card)
Accessories (Bundled)		Camera case xD-Picture Card (16MB) USB cable AV cable Strap Lens cap Strap for lens cap CD-ROM (CAMEDIA Information Disk) Two 3V lithium battery packs (LB-01 2P)

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

SHEARMAN & STERLING
Tokyo
Fukoku Seimei Building, 5th floor
2-2-2, Uchisaiwaicho
Chiyoda-ku, Tokyo 100-0011, Japan
Telephone: 81-3-5251-1601

FAX NUMBER
813-5251-1602

FAX COVER SHEET

April 11, 2003

Ref no. 33842/2

Fax Recipient(s)				
Name	*Firm*	*Location*	*Fax Number*	*Office Phone*
Alyssa Whitby	Shearman & Sterling	Washington, D.C.	202-508-8100	202-508-8000

From
Name: Richard Kramer's Office
Telephone: 813-5251-1601
Fax Number: 813-5251-1602

Pages transmitted (including cover sheet): 26

Comments:

Olympus 12g3-2(b)

Alyssa,

Please file with the SEC today.
Thank you for your help.

シャーマン アンド スターリング外国法事務弁護士事務所

SHEARMAN & STERLING

FAX: 81-3-5251-1602
www.shearman.com

FUKOKU SEIMEI BUILDING, 5TH FLOOR
2-2-2 UCHISAIWAICHO, CHIYODA-KU
TOKYO 100-0011

TEL: 81-3-5251-1601

ABU DHABI
BEIJING
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FRANKFURT
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LONDON
MENLO PARK
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SAN FRANCISCO
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WASHINGTON, D.C.

81-3-5251-0201

April 11, 2003

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co., Ltd.
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Optical Co. Ltd. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed hereto are free translations of two notices dated March 28, 2003 that the Company filed with the Tokyo Stock Exchange and were made public as a result and three press releases dated April 1, 2003, March 17, 2003 and March 11, 2003. In addition, the Company issued the following five press releases without preparing an English translation and are therefore hereby furnished with summary English translation:

- Press release dated April 3, 2003 on the sponsoring by Olympus of the Digital Photo Exhibition "A day in the Life of Africa"
- Press release dated March 31, 2003 on the launch of TV commercial featuring Hideaki Takisawa
- Press release dated March 25, 2003 on the receipt by Olympus' Chairman Masatoshi Kishimoto of the "Grand Decoration of Honour in Gold with Star for services to the Republic of Austria"

- Press release dated March 17, 2003 of the introduction of the Voice-Trek DM-20 and DM-10 voice recorders
- Press release dated March 14, 2003 of the introduction of the 8 x 40 DPS I binoculars

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,



Richard Kramer

Enclosures

FOR IMMEDIATE RELEASE

March 28, 2003
Olympus Optical Co., Ltd.
(Tsuyoshi Kikugawa, President and Representative Director)
(Stock Code Number: 7733, TSE and OSE first section)

CONTACT:
M. Umakoshi
(Director of Public Relations Department)
Phone: +81-(0)3-3340-2111

Notice Regarding the Outcome of the Applications for Delisting of Olympus' Shares from the Euronext (Paris) and Swiss Stock Exchanges

With respect to the applications for the delisting of Olympus' Shares from the Frankfurt, Euronext (Paris) and Swiss Stock Exchanges as previously announced on January 17, 2003, the Company hereby announces that it has received formal confirmations from Euronext (Paris) and the Stock Swiss Exchanges, and will be delisting its shares from the Euronext (Paris) Stock Exchange on April 15, 2003 and from the Swiss Stock Exchange on April 23, 2003.

The company will announce the date of delisting from the Frankfurt Stock Exchange as soon as a decision related thereto is made.

FOR IMMEDIATE RELEASE

March 28, 2003
Olympus Optical Co., Ltd.
(Tsuyoshi Kikukawa, President and Representative Director)
(Stock Code Number: 7733, TSE and OSE first section)

CONTACT:
M. Umakoshi
(Director of Public Relations Department)
Phone: +81-(0)3-3340-2111

Olympus to Return Substituted Portion of Welfare Pension Fund to Government

On February 2, 2003, Olympus Optical Co., Ltd. received permission from the Minister of Health and Labor to be exempted from future benefit liabilities under the substituted portion of the Welfare Pension Fund. This permission conforms to the recently enacted Defined Benefit Corporation Pension Law.

In connection therewith, Olympus will not implement the interim measure specified in Section 47-2 of the "Accounting Guidelines for Retirement Benefits (Interim Report)" (Japanese Institute of Certified Public Accountants Accounting System Committee Report No. 13), and will record an extraordinary income in the year ending March 31, 2004.

Assuming that Olympus would implement the interim measure specified in Section 47-2 of the Guidelines, it would record an estimated profit of ¥4 billion on a consolidated basis.

However, as the outstanding actuarial difference related to the substituted portion must be amortized at the time of return, the actual amount be to recorded as extraordinary profit will be subject to change.

April 1, 2003

AOI Technology Inc, A new joint venture formed by Olympus Optical and ITX
Begins business operation and Enters the
Dynamically Reconfigurable IC Market

AOI Technology, Inc. (AOI, Headquarters: Chiyoda-ku, Tokyo; President Tatsuo Nagasaki) is launching a fabless semiconductor operation beginning on April 1 this year. This operation will focus on the development and manufacturing of Dynamically Reconfigurable IC*, and manage the component and service businesses of its next-generation semiconductor chips.

Olympus Optical Co., Ltd. (Olympus, Headquarters: Shinjuku-ku, Tokyo, President: Tsuyoshi Kikukawa) and ITX Corporation (ITX, Headquarters: Chiyoda-ku, Tokyo, President and CEO: Akinobu Yokoo) co-founded AOI as a joint venture on December 4, 2002. Olympus and ITX took equity interests of 66.6% and 33.4%, respectively, in this new venture.

*Dynamically Reconfigurable IC:
This IC has ASIC-level speed, CPU-level flexibility, and the ability to reconfigure the hardware in real-time to provide the best application format.
AOI develops and designs the Dynamically Reconfigurable IC using QuickSilver Technology's Adaptive Computing Machine (ACM) as its core. QuickSilver Technology is an American start-up located in San Jose, CA.

AOI will design and manufacture Dynamically Reconfigurable ICs for various vertical markets , including consumer electronics and communications. The first step is to start the fabless semiconductor operation, namely the design and sale of chips, boards, and modules, and to establish a strong presence in the digital imaging business. Next, by utilizing the functionality of the dynamically reconfigurable technology, AOI plans to expand its operation, jointly with Olympus and ITX, to allow customers download intellectual property, namely functions and circuit configuration information. Furthermore, Olympus, ITX and AOI view AOI's unique ACM-based design and development capabilities, as well as its related products and services as strategic assets that will enable all three companies to extend their focus on the digital imaging market to the ubiquitous networking and mobile communications markets. As such, AOI will

expand its business focus into a wide range of markets. In the next five years, the three companies plans to create new businesses worth a combined ¥100.0 billion

Rationale for Establishing AOI

Olympus and ITX have combined their resources together to create new businesses, and have carefully evaluated numerous ideas and new technologies. Among various dynamically reconfigurable technologies the two companies had evaluated, QuickSilver Technology's ACM technology has been determined to provide the most significant benefit to both Olympus and ITX.

AOI was established to provide solutions to Olympus and outside customers with an unprecedented level of flexibility and cost performance. The technological development started when AOI received a license to use ACM technology. Going forward, AOI aims to become an expert on dynamically reconfigurable technologies that extends the ACM.

Importance of Dynamically Reconfigurable Technologies

Recently, there have been a series of announcements of new dynamically reconfigurable technologies, which promise greater flexibility in software processing, high-speed hardware performance and low power consumption. Currently, ASSPs[2*] and ASICs[3*], adapted to process imaging and communications protocol, require high processing speeds. The drawback of these devices is a lack of flexibility resulting from the fact that the device functions are rigidly tied to the applications. FPGAs[4*] permit users to change functions freely and require shorter lead times for development, but have performance, cost and power consumption problems. Moreover, there are software processing limitations with multi-purpose micro-processors and DSPs[5*]. Due to these factors, since the early 1990s, research into dynamically reconfigurable technologies has been undertaken throughout the world. Today, the commercialization of dynamically reconfigurable technologies is gaining traction, as evidenced by recent announcements of their usage in consumer electronics products.

Advantages of Adaptive Computing Machine™ (ACM) Technology

Existing IC technologies, from hardware resources to software algorithms, share a common problem - they are all non-changeable. This means that circuit logic is rigidly hardwired into the systems during the construction or in the ensuing programming stages, making it difficult to change. Of course, circuit logic is not impossible to modify, but can be done only after making vast investment of time and capital. Under these

circumstances, it is difficult to keep up with standards, which are evolving every day. ACM provides a breakthrough solution. This technology is based on a combination of dynamic hardware resources and software algorithm. The technology is designed to be adaptive and dynamic, the exact opposite to rigidity. ACM is built on two key features-hardware resources that permit circuit logic to be rapidly reconfigured at all times, even after programming is completed and during the operation; and software algorithms that can be easily rewritten, as necessary. This ability is key to developing universal mobile devices that can download any type of software or hardware, as needed.

About AOI Technology, Inc.

Company name:	AOI Technology, Inc.
Address:	14F, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo, 100-6014
President & CEO:	Tatsuo Nagasaki
Established:	December 4, 2002
Capital:	¥225 million
Additional paid-in capital:	¥225 million
Major shareholders:	Olympus Optical Co., Ltd. (66.6%)
	ITX Corporation (33.4%)

About Olympus Optical Co., Ltd.

Olympus is a global leader in designing, manufacturing and marketing optical-digital product solutions for health care and consumer markets. The company leverages R&D investment in technology and manufacturing processes across diverse business lines that include medical devices such as endoscopes and microscopes, imaging technologies in digital cameras, and industrial systems including non-intrusive testing and semiconductor inspection equipment.

Company name:	Olympus Optical Co., Ltd.
Address:	Shinjuku Monolith, 2-3-1 Nishi Shinjuku, Shinjuku-ku, Tokyo, 163-0914
President:	Tsuyoshi Kikukawa
Established:	October 12, 1919
Capital:	¥40,8billion*

Consolidated net sales:	¥52.8 billion*
Employees:	4,345*
URL:	http://www.olympus.co.jp

* (As of March 31, 2002)

About ITX Corporation

ITX Corporation is an IT business creation company that aims to establish and nurture unique and innovative businesses in four strategic sectors: Life Sciences, Networking and Technology, Mobile Communications and Business Innovation. Publicly traded on the NASDAQ Japan Market (now Nippon New Market, (Hercules)) since December 2001 and trading under the stock code 2725, ITX generated consolidated sales revenues of ¥350.5 billion for the year ended March 31, 2002. As of December 31, 2002, the ITX Group consists of 57 subsidiaries, including Fusion Communications Corporation, Nissho Electronics Corporation and IT Telecom, Inc.

Company name:	ITX Corporation
Address:	14F, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6014
President & CEO:	Akinobu Yokoo
Start of operations:	April 1, 2000
Capital:	¥20.5 billion
Additional paid-in capital:	¥27,9 billion
Consolidated net sales:	¥350.6 billion (Year ended March 31,2002)
No. of employees:	143 (As of March 2003)
URL:	http://www.itx-corp.co.jp

About QuickSilver Technology, Inc.

Company name:	QuickSilver Technology, Inc.
Address:	6640 Via Del Oro, San Jose, CA 95119 U.S.A.
President:	Dwain Aidala
Established:	1998
URL:	http://www.quicksilvertech.com/

Contact in relation to this release:
AOI Technology, Inc.:
Yoichi Nakao, Corporate Planning Division
y_nakao@aoitech.co.jp
Olympus Optical Co., Ltd.:
Satoshi Ikuta, Corporate Communications Office
s_ikuta@ot.olympus.co.jp
ITX Corporation:
Hirokuni Hibi, IR Team, Planning Division
hirokuni.hibi@itx-corp.co.jp

Notes

[1*]Fabless:

Refers to a semiconductor company that does not manufacture its own silicon wafers. Fabless companies outsource these operations to companies that operate manufacturing facilities (Fabs), allowing them to channel management resources into R&D, chip design and marketing.

[2*]Application Specific Standard Product (ASSP):

An IC developed as a standard device to perform a predetermined, specific function.

[3*]Application Specific Integrated Circuit (ASIC)

A microchip designed and manufactured for a specific application. Also called a custom IC or a custom chip. An ASIC can be pre-manufactured from scratch for a specific application or it can be custom manufactured using components from a "building block" library of components.

[4*]Field Programmable Gate Array (FPGA)

A programmable LSI that users can program themselves for specific functions using specialist tools. FPGAs, which can be pre-programmed with microprocessor or ASIC specifications, are slower and more expensive than function-specific LSIs, but allow designers to carry out simulations with certain software packages.

[4]Digital Signal Processor (DSP)

A microprocessor specifically designed to process audio and visual data. Often packaged together with modem and other devices, it takes over some of the processing functions of CPUs in personal computers.

This press release includes forward-looking statements, including statements on the Company's projected sales figures. One can identify these forward-looking statements by use of words such as "strategy," "expects," "plans," "anticipates," "believes," "will," "continues," "estimates," "intends," "projects," "goals," "targets" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are based on the Company's assumptions and estimates and are subject to risks and uncertainties, which could cause actual results and outcomes to differ materially from those contained in any forward-looking statement

OLYMPUS

N E W S R E L E A S E

March 17, 2003

News From Olympus
Voice-Trek DM-20/DM-10 Digital Voice Recorder
—Top-of-the-range Products in the Voice-Trek Series—

- **WMA sound recording format**
- **Stereo recording and playback capability**
- **Built-in microphone**
- **PC connection kit**

This news release is only for the Japanese Market.

Olympus Optical Co., Ltd. (President Tsuyoshi Kikukawa) proudly announces the new Voice-Trek DM-10 and Voice-Trek DM-20 Digital Voice Recorders. Both models support high-quality stereo recording in the Windows Media Audio (WMA) format and playback in the WMA and MP3 formats. The Voice-Trek DM-20 has 128MB of memory for up to 44 hours 45 minutes of recording, and DM-10 has 64MB of memory for up to 22 hours 20 minutes. Both products will go on sale on April 11.

Digital voice recorders have drawn much attention as the one of the products in growth areas. Sales in Japan reached approximately 450,000 units in 2002, and will be 480,000 units in 2003 according to the market research by Olympus Optical. Olympus Optical is about to launch the two new flagship products in Voice-Trek series. The Voice-Trek DM-20 and DM-10 are both high-added-value products with the best sound quality in the series. In addition to their improved stereo sound recording performance, both recorders also offer enhanced features as music playback devices, including remote control capabilities. Other advanced features include support for WMA audio and noise cancellation, and WOW. These features are packaged in stylish, slim-line metal cases, making the DM-20 and DM-10 the perfect personal information device for both business use and private enjoyment.

Product name	Manufacturer's suggested retail price (excluding tax)	Expected date of launch	Monthly production
Voice-Trek DM-20 Voice-Trek DM-10	Open Pricing	April 11, 2003	7,000 units



Voice-Trek DM-20


OLYMPUS

Voice-Trek DM-10

Main Features

1. Stereo recording — best sound quality in the Voice-Trek Series
2. Capacity for up to 5 hours 40 minutes of music files in WMA or MP3 format
3. PC connection kit with support for both Windows and Macintosh
4. Bundled remote control with built-in microphone for easy operation
5. Easy-to-use controls complemented by stylish, slim-line design
6. WOW technology for variety of sound effects
7. Noise cancellation in playback mode

Details of Main Functions

1. Support for stereo recording — best sound quality in the Voice-Trek Series
In addition to the existing high-quality (HQ), standard-play (SP) and long-play (LP) recording modes, the new units also feature a new stereo high-quality (SHQ) mode* for highest standards of recording quality. In the SHQ and HQ modes, the sound is recorded in the most versatile WMA format (*1). In the SP and LP modes, sound is recorded in the proprietary DSS (*2) format, which provides high data compression ratios without compromising the quality of the recorded sound.
Stereo recording is ideal for conference recording and similar situations. The voices of multiple speakers can be recorded with excellent clarity, along with the overall ambience of the venue.

* A stereo microphone (not included) is required for stereo high quality (SHQ) recording.

(*1) WMA is an audio format that combines high sound quality with high compression ratios. Microsoft has made WMA support a standard feature in its operating systems starting with Windows ME. When used to compress music CDs, the WMA format is considered to deliver CD-quality sound at 48kbps.

(*2) DSS (Digital Speech Standard) is a standard established jointly by Olympus Optical, Philips (Netherlands) and Grundig (Germany).

◆ Maximum Recording Times in Each Mode (DM-20/DM-10)

Recording Mode	SHQ (Stereo High-Quality Playback)	HQ (High-Quality Playback)	SP (Standard Playback)	LP (Long Playback)
DM-20 (128MB)	4 hr 20 min	8 hr 45 min	20 hr 55 min	44 hr 45 min
DM-10 (64MB)	2 hr 10 min	4 hr 20 min	10 hr 25 min	22 hr 20 min

Note: The above figures represent continuous recording times. With intermittent recording, times may be shorter than stated here.

2. Capacity for up to 5 hours 40 minutes of music files in WMA or MP3 format
The Voice-Trek DM-20 and DM-10 support the popular WMA and MP3 (*3) formats and can be used to play music downloaded from music distribution sites or ripped from CDs. With storage capacity for up to 5 hours 40 minutes in the DM-20 and 2 hours 50 minutes in the DM-10, you can fully enjoy listening to the music not only at home but also while commuting to work or school.

(*3) MP3 stands for "MPEG1 Audio Layer 3", which is an audio data compression standard. The technology allows audio files to be compressed to one-tenth of their original size with almost no loss of sound quality.

◆ **Bit Rates and Sound Recording Capacity**

Bit Rate	160kbps	96kbps	64kbps	48kbps
DM-20 (128MB)	1 hr 40 min	2 hr	4 hr	5 hr 40 min
DM-10 (64MB)	50 min	1 hr	2 hr	2 hr 50 min

Note: Recording times will vary according to the bit rate used to record the music data. Within the same format, sound quality will improve in proportion to the bit rate, while available recording time will decrease.

3. Computer connection kit with support for both Windows and Macintosh

Both products come with a USB cable and utility software, DSS Player. These support two-way data transfers between the DM-20/DM-10 and a computer. Recorded sound can be transferred to a computer for storage as audio files or e-mailed* as voice mail attachments. The playback order of files in the DM20/DM-10 can be also changed with the DSS Player. Furthermore, these products are in the USB mass storage class, so they can also be used as external computer storage devices. Transferring data is as easy as placing the DM-20/DM-10 in the USB cradle, which is bundled with the products.

* E-mail software is not bundled with these products._A commercially available e-mail software may be used to e-mail sound files.

4. Bundled remote control with built-in microphone for enhanced ease of operation

A first for Olympus, this accessory consists of a remote control unit with a built-in microphone. In addition to its remote control functions, it can also be used an external monaural microphone, so you can make recordings or control playback without taking the digital recorder out of your pocket or briefcase. With the earphone attached, it can be used as an earphone with remote controller.

5. Easy-to-use controls complemented by stylish, slim-line design

Coming in a stylish, slim-line metal body, the DM-20/DM-10 is also designed for ease of use. Its large control buttons are arranged in a highly functional layout, and there is also a large LCD screen capable of displaying Japanese script. The exterior of the DM-20 has an elegant silver metallic finish, while the titanium metallic gray finish of the DM-10 creates an image of substance and depth.

6. WOW technology for variety of sound effects

The DM-20 and DM-10 are equipped with WOW, an audio technology that enhances the ambience of music. Developed by SRS Labs, Inc. of the United States, the technology allows the surround effect (SRS 3D) (*4) and bass (TruBass) (*5) to be adjusted in four levels to suit each music genre and the listener's preference. The result is a natural three-dimensional sound field with rich bass and excellent clarity.

To enhance music file playback, the DM-20 and DM-10 have four equalizer settings (*6) for rock, pop, jazz and flat (no equalizing). The User EQ function allows listeners to register their preferred equalizer characteristics.

*4 SRS 3D is a combination of technologies that enhance ambience by processing stereo signals into natural three-dimensional sound fields while clarifying sound contours.

*5 The TruBass system electrically reproduces the bass effect of a pipe organ. With this technology, speakers and headphones can easily generate low bass sounds below their minimum frequency (f_0).

*6 An equalizer is a system used to create a sound that matches the listener's preferences by adjusting the emphasis in each frequency range. Bass, midrange and treble sounds can be adjusted as desired.

7. Powerful noise cancellation in playback mode
Noise cancellation has been a popular feature of the Voice-Trek DS-10 since its launch in April 2002. The DM-20 and DM-10 also offer noise cancellation, which can be set to off, low or high according to the level of background noise during playback. Even sound recorded in noisy environments can be played back clearly.

8. Convenient playback functions for language learning and transcription
The DM-20 and DM-10 have several convenient features for language learning and transcriptions. In "continuous play" mode, when playback of one file is completed, the next file is played automatically. The "short repeat playback" function rewinds the file for a specified number of seconds and replays that segment, while the "repeat playback" function repeatedly replays a selected segment. There is also a "fast/slow playback" function, which allows the user to adjust the playback speed without distorting the pitch.

9. Selectable power sources
Two UM-4 (AAA) alkaline batteries will power the DM-20/DM-10 for about 16 hours of voice recording, about nine hours of voice playback, and about eight hours of music playback (based on tests using Olympus Optical's method). For greater economy, these products can be also powered by optional BR401 UM-4 (AAA) nickel hydride batteries, which are scheduled to be on sale in June. An optional AC adapter allows the DM-20/DM-10 to be used for prolonged recording and playback without concern about battery life.
Other Features

- The index marking function allows locations in files to be marked for easy retrieval and playback.
- Written comments (up to 50 two-byte characters or 100 single-byte characters) can be added to recorded files.
- The variable control voice actuator (VCVA) function automatically starts and ends recording in response to the sound level.
- The convenient alarm function allows the DM-20/DM-10 to be used as a schedule reminder or alarm clock.

Voice-Trek DM-20/DM-10: Main Specifications
<Digital voice recording>

Recording Format	WMA (Windows Media Audio)format, Digital Speech Standard (DSS)-format digital recording
Recommended input level	–70dBv
Sampling frequency	SHQ mode:44.1kHz HQ mode:44.1kHz SP mode: 12kHz LP mode: 8kHz
Overall Frequency Response	SHQ mode:300 – 8,000Hz HQ mode: 300 – 7,000Hz SP mode: 300 – 5,000Hz LP mode: 300 – 3,000Hz
Recording Time	DM-20: SHQ mode: 4 hr 20 min / HQ mode : 8 hr 45 min SP mode: 20 hr 55 min / LP mode: 44 hr 45 min DM-10: SHQ mode: 2 hr 10 min / HQ mode : 4 hr 20 min SP mode: 10 hr 25 min/ LP mode: 22 hr 20 min

Folders	5 folders(A,B,C,D,E)
Number of Messages	Max. 199 per folder. Total for 5 folders: max. 995
Continuous Battery Duration Time	Recording: approx. 16 hours Playback : approx. 9 hour (according to Olympus tests using an alkaline dry cell battery)
	Recording: approx. 12 hours Playback : approx. 8 hour (according to Olympus tests using Ni-MH batteries)

< Digital music playback>

Compatible file formats	WMA, MP3 formats (multi-decoding system used)
Sampling frequency	44.1kHz (maximum value; use of different data format or bit rate may result in different value)
Frequency Response	20～20,000Hz (maximum value; use of different data format or bit rate may result in different value)
Folders	2 folders(A, B)
Number of Messages	Max. 199 per folder. Total for 2 folders: max. 398
Recording Time	DM-20:1 hr 40 min – 5 hr 40 min DM-10: 50 min – 2 hr 50 min (Recording time changes depending on bit rates)
Continuous Battery Duration Time	Approx. 10 hour (according to Olympus tests using an alkaline dry cell battery) Approx. 8 hours (according to Olympus tests using Ni-MH batteries)

< Other specifications>

Recording Medium	Built-in Flash Memory DM-20: 128MB DM-10: 64MB
Card Format	SSFDC forum- SmartMedia format
Speaker	23mm-diameter round dynamic speaker
Microphone Jack	3.5mm-diameter (2Ω impedance)
Earphone Jack	3.5mm-diameter (8Ω impedance or higher)
Practical Max. Output	Max. 180mW (8Ω speaker)
Power Source	Rated voltage DC3V Two R03/LR03 alkaline batteries (sold separately) Two Ni-MH batteries (sold separately) External power source: by connecting AC Adaptor A324 (sold separately)
Dimensions	109.5(H)×39.5(W)×15(D)mm (excluding protrusions)
Weight	85g (including battery)
Accessories	Stereo Earphones (E31), Remote-Control Microphone (MR12), Two AAA-Alkaline Batteries, Carrying Case, cradle (CR2),USB Connection Cable (KP10), CD-ROM, Strap, Instructions (including warranty card), User's Manual, Quick guide,
Option Accessories	Stereo Microphones (ME50S) (scheduled to go on sale mid April 2003) Ni-MH Rechargeable Battery Charger(scheduled to go on sale June 2003) Ni-MH Rechargeable Battery Charger Set(scheduled to go on sale June 2003) AC Adaptor A324

USB connection kit(DSS Player/Windows Media Player 9)Operating Environment <Windows>

OS Supported	Microsoft Windows 98 / 98 SE / ME / 2000 Professional / XP Professional /XP Home Edition *Windows Media Player 9 applies to the OS after Windows 98 SE
PCs Supported	DOS/V machines (IBM PC/AT compatible machines)
CPU	Pentium II 333MHz or faster(Recommended Pentium III or faster)
RAM	Min. 64MB (Recommended min. 128MB)
Hard Disk Space	DSS Player 5 :Min. 10MB Windows Media Player 9:Min. 50MB
Sound Board	Creative Labs Sound Blaster 16 or 100% compatible card
Display	Min. 800 x 600 dots., min. 256 colors
CD-ROM Drive	Min. 2x CD-ROM or CD-R, CD-RW, DVD-ROM
USB Port	At least 1 free USB port
Audio Output	Speaker or earphone output
Browser	Microsoft Internet Explorer 4.01 or higher

USB connection kit(DSS Player for Mac) Operating Environment <Macintosh>

OS Supported	Mac OS 9.0 – 9.2.2, 10.1 – 10.2.4
PCs Supported	iMac、iBook、Power Mac G3*/G4、PowerBook G3* (* Only with USB port as standard)
RAM	Min. 16MB
Hard Disk Space	Min. 5MB
Display	Min. 800x600 dots., min. 256 colors
CD-ROM Drive	Min. 2x CD-ROM
USB Port	At least 1 free USB port
Audio Output	Speaker or earphone output

*Specifications and design are subject to change without notice.

Note:
WOW is the registered trademarks of SRS Labs, Inc. The company names and product names specified in this release are the trademarks or registered trademarks of each company.
The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations Department, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS®

N E W S R E L E A S E

March 11, 2003

OLYMPUS INTRODUCES CAMEDIA C-750 ULTRA ZOOM WITH 4.0-MEGAPIXEL IMAGING AND 10X OPTICAL ZOOM

·Dazzling, 4.0-megapixel CCD (effective)
·New, high-performance 10x optical zoom lens
·Smaller size for increased portability and shooting ease

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the CAMEDIA C-750 Ultra Zoom, an extremely compact 4.0-megapixel digital camera with a new high-performance 10x optical zoom lens. The CAMEDIA C-750 Ultra Zoom is scheduled to go on sale in Japan in late April 2003.

The CAMEDIA C-750 Ultra Zoom is the latest addition to the CAMEDIA ULTRAZOOM series, a series of cameras that has proved very popular with families and people who enjoy watching or participating in sports. In addition to offering outstanding ease of use and the ultra-telephoto power of a 10x optical zoom lens, the CAMEDIA C-750 Ultra Zoom is the first 10x zoom model to be equipped with the enhanced imaging capabilities of a 4.0-megapixel CCD (effective). This, together with a new lens design and Olympus' exclusive image processing technology, ensures the highest image quality in the CAMEDIA ULTRAZOOM series.

High-precision body construction also makes the CAMEDIA C-750 Ultra Zoom the most compact digital camera in the world to offer 10x optical zoom (according to in-house market research as of February 2003). In fact, the camera body is 30% smaller in volume than previous CAMEDIA ULTRAZOOM models, making it even easier to carry than its predecessors.

The CAMEDIA C-750 Ultra Zoom also boasts a wealth of features, including Motion JPEG shooting capability of up to 56 minutes*, and a Super Macro function that allows shooting from as close as 3cm. In a single camera, it combines the benefits of ultra-telephoto and ultra-macro still photography with more of a easy operation and usage when shooting motion. In addition, accessories such as conversion lenses and water protectors have been developed to further enhance the CAMEDIA C-750 Ultra Zoom's performance capabilities.

Designed to allow users to enjoy ultra-telephoto shooting and ULTRAZOOM series photographic creativity to the fullest, the CAMEDIA C-750 Ultra Zoom is the ideal solution to a wide range of digital camera needs.

* With 256MB xD Picture Card installed.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
CAMEDIA C-750 Ultra Zoom	¥75,000	late April 2003	40,000 units


CAMEDIA
C-750 Ultra Zoom
OLYMPUS

<Front> <Back>

Top Features

- The first 10x optical zoom digital camera in the world to offer 4.0-megapixel CCD (effective)
- The world's most compact 10x optical zoom digital camera
- Advanced motion-image features, including a maximum recording time of 56 minutes and a Fast Play function
- Numerous accessories for extended shooting capabilities
- Distinctive body design and exceptional ease of use

Development Background

With a strong background in lens design technologies, Olympus was the first manufacturer to overcome the problems surrounding the development of compact and affordable ULTRAZOOM digital cameras. Its first ULTRAZOOM model, introduced in 2001, was the CAMEDIA C-700 ULTRAZOOM; this was then followed by the 2002 introduction of the CAMEDIA C-720 ULTRAZOOM and the CAMEDIA C-730 ULTRAZOOM. Universally acclaimed for their high image quality and ultra-telephoto shooting capability, these cameras firmly established Olympus as the ULTRAZOOM market leader.

Since introducing the company's first consumer-use digital camera in 1996, "high image quality" has been a fundamental Olympus product development concept. For the CAMEDIA C-750 Ultra Zoom, the standard was raised even higher, and a 4.0-megapixels CCD (effective) was teamed with a newly developed 10x optical zoom lens to achieve the highest image quality in the CAMEDIA ULTRAZOOM series.

Because families with small children account for a large proportion of CAMEDIA ULTRAZOOM users, Olympus also wanted to make the CAMEDIA C-750 Ultra Zoom more compact and easier to carry. By reworking the lens and overall design, it was able to reduce the total volume of the body by approximately 30% in comparison to previous models. As a result, the CAMEDIA C-750 Ultra Zoom is extremely easy to carry, ensuring that it is always to hand when a photo opportunity arises.

With the addition of the new CAMEDIA C-750 Ultra Zoom, the CAMEDIA ULTRAZOOM line-up is now more impressive than ever, ensuring Olympus' continued dominance in the ULTRAZOOM digital camera sector.

Main Features

4.0-MEGAPIXEL CCD (EFFECTIVE) & NEWLY DEVELOPED 10X OPTICAL ZOOM LENS

Taking the CAMEDIA ULTRAZOOM concept of combining a high-resolution CCD with an ultra-high-power zoom lens one step further, the CAMEDIA C-750 Ultra Zoom is the first 10x optical zoom digital camera in the world to feature 4.0-megapixel CCD (effective). For leisure activities and spectator sports, this makes it possible to take ultra-telephoto shots with even higher image quality.

The newly designed 7-group, 11-element lens features an ED (Extra-low Dispersion) lens element like the ones used in high-quality SLR telephoto lenses, as well as two aspherical lens elements, high

index lens elements, and a low-dispersion lens element. In addition, many of the lens elements are multi-coated. As a result of these design improvements, the lens offers superior resolving power and reduced aberration at high zoom magnifications and long focal lengths.

The inclusion of TruPic processing and other advanced image processing technologies also helps ensure class-leading image quality. Outstanding color fidelity and low noise are ensured by the same proper gamma technology and advanced noise filter featured on the Olympus compact digital camera flagship, the CAMEDIA C-5050ZOOM. High image quality is also aided by a noise reduction function that suppresses the noise that occurs when shooting at night, and by an advanced anti-vibration program that regulates shutter speed, flash, and ISO sensitivity to reduce the blurring that can be caused by camera shake.

THE WORLD'S MOST COMPACT 10X OPTICAL ZOOM MODEL

By reducing circuitry requirements, body volume has been reduced by 30% in comparison to previous CAMEDIA ULTRAZOOM models. Overall dimensions are 107.5(W) x 66mm(H) x 68mm(D), making the CAMEDIA C-750 Ultra Zoom extremely portable and easy to carry, and the thinnest and most compact of all the CAMEDIA ULTRAZOOM cameras.

IMPROVED MOTION-IMAGE CAPABILITY

The CAMEDIA C-750 Ultra Zoom also features the broad motion streaming technology first introduced on the CAMEDIA C-730 ULTRAZOOM, and can achieve up to 56 minutes of motion-image recording when using 256MB memory media to the fullest. A built-in microphone and speaker are also provided to allow on-the-spot playback with audio. In addition, Fast Play and Reverse Play modes have been added to extend motion-image capabilities even further. The result is a camera that allows users to enjoy both still and moving-image photography without the need to carry a separate video camera.

A WIDE RANGE OF ACCESSORIES

Two new conversion lenses are available for the CAMEDIA C-750 Ultra Zoom: a 0.7x wide-angle conversion lens and a 1.7x tele conversion lens. The wide-angle conversion lens offers 27mm wide-angle capability (35mm film camera equivalent), while the tele conversion lens boosts the maximum zoom telephoto setting of 380mm up to 646mm (35mm film camera equivalent). When used in tandem with the digital zoom (which normally boosts telephoto performance up to a maximum of 1520mm), a maximum focal length of 2584mm is possible — providing a truly astounding range of shooting options for such a compact camera.

In addition, a hot shoe is provided to allow an optional FL-20 external flash to be attached. Developed specifically for use with Olympus digital cameras, the FL-20 adds full-featured flash shooting to the camera's performance capabilities.

Finally — and for the first time in the CAMEDIA ULTRAZOOM series — underwater capability has been added with the provision of the PT-018 Water Protector, which allows shooting to depths of 40m.

DISTINCTIVE DESIGN & OUTSTANDING EASE OF USE

The front and back of the body, as well as the lens trim, are constructed of aluminum, adding a distinctive touch of quality to the overall design. The aluminum back has also been given a hairline finish that further emphasizes the camera's lasting quality.

Compared to previous CAMEDIA ULTRAZOOM models, the CAMEDIA C-750 Ultra Zoom is much slimmer and more compact, yet it offers the same handling ease and comfortable grip. Controls are positioned properly so that they are easy to operate with the right thumb when the camera is held in the shooting position, and the response time of the built-in LCD monitor has been speeded up. In every detail, the CAMEDIA C-750 Ultra Zoom is designed for enhanced operating ease.

ADVANCED SHOOTING FUNCTIONS

•Super Macro Mode

The camera's Super Macro mode allows shooting from a distance of only 3cm. With the CAMEDIA C-750 Ultra Zoom, users can enjoy both telephoto and macro shooting, and capture virtually any type of scene or subject, with a single camera.

•Histogram Display

Histograms that show the relationship between subject illumination and current exposure settings can be displayed during or after shooting. By visually confirming histogram data on the built-in LCD monitor, users can exercise more precise exposure control, and better achieve their creative intent by taking full advantage of the CCD's dynamic range.

•A Choice of Scene Program Modes and 'My Mode' Settings

In addition to Full Auto, Aperture-Priority, Shutter-Speed-Priority, and Manual shooting modes, there are six Scene Program Modes — Portrait, Sports, Landscape-Portrait, Landscape, Night Scene, and Self-Portrait — that make it easy to set optimum exposure values in virtually any shooting situation. What's more, up to four customizable 'My Mode' settings can be stored in memory, allowing users to instantly access their most frequently used setting configurations.

•Versatile White Balance Settings

Advanced iESP II Auto White Balance provides higher color fidelity for more natural skin tones in mixed-source lighting conditions. In addition, there is a One-Touch White Balance setting, as well as preset white balance settings for Daylight, Overcast, Tungsten Light, and three types of Fluorescent Light (Daylight, White Daylight, and White).

•Autofocus Area Selection

When camera movement is restricted by tripod use, users can reposition the autofocus target area two steps up, down, left, or right from the center of the frame, retaining creative control while ensuring correct focus.

•Easy-to-Use Digital Editing Functions

Basic digital editing tasks can easily be performed in the camera without downloading images or using a computer. Because the edited images are stored as a separate file, users never need to worry that the original data will be overwritten.

-Resizing

If users want to create a smaller-sized file to send as an e-mail attachment, for example, they can easily do so right in the camera.

-Trimming

Photos can easily be trimmed in the camera to reduce image/file size and eliminate unnecessary elements from the frame.

•All-in-One Packaging

All-in-one packaging includes everything necessary to download, edit, and organize image files, ensuring that even first-time users can begin enjoying the benefits of digital photography right away.

Optional Accessories

•Conversion Lenses

By attaching an optional CLA-4 lens adapter (MSRP: ¥2,000) to the camera, users can expand their shooting capabilities with the optional WCON-07 wide-angle conversion lens (MSRP: ¥19,000; available late April 2003), the MCON-40 macro conversion lens (MSRP: ¥11,000), or the TCON-17 tele conversion lens (MSRP: ¥15,000; available late April 2003).

•External Flash

Users can also enjoy the creative benefits of TTL flash photography by attaching the optional FL-20 external flash unit (MSRP: ¥15,000; available late April 2003) to the hot shoe on the top of the camera.

•Convenient RM-1 Remote Control

The multifunction RM-1 remote control (MSRP: ¥3,000) allows zoom functions, shutter release, and image playback to be operated from a distance.

•Water Protector

The PT-018 Water Protector (MSRP: ¥25,000; available late April 2003) makes it possible for the first time for a CAMEDIA ULTRAZOOM camera to be used for diving and underwater photography at depths of up to 40 meters. (Not compatible with previous CAMEDIA ULTRAZOOM models.)

•Camera Case & Neck Strap

A variety of cases and neck straps are available.

Camera Cases

CSCH-13 Genuine leather semi-hard case (MSRP: ¥6,000)

CSCH-14 Soft case (MSRP: ¥3,200)

Sports Neck Straps

Shock-absorbing straps that are ideal for use at sporting events.

CNS-02SV Silver (MSRP: ¥3,200)

CNS-02BL Blue (MSRP: ¥3,200)

CNS-02BK Black (MSRP: ¥3,200)

•xD Picture Card Media

In addition to the 16MB xD Picture Card bundled with the camera, 32MB, 64MB, 128MB, and 256MB xD Picture Cards are also available.

CAMEDIA C-750 Ultra Zoom

Number of Effective Pixels		4.0 million pixels
Image Pickup Element		CCD
Lens	Structure	11 elements in 7 groups, Olympus multivariator zoom lens Includes 2 glass aspherical lenses and 1 ED lens
	Focal Length	6.3 – 63 mm (Equivalent to 35mm zoom in 38 – 380 mm film format)
	F No.	F2.8(W)/F3.7(T)
	Digital Zoom	Seamless to 40x (10x optical and 4x digital combined)
	Working Range	Standard mode:0.6 m - infinity(W)/2.0m - infinity(T) Macro mode:0.07 m - 0.6 m(W)/1.2 m – 2.0 m(W) Super Macro mode: up to 0.03m (In Super Macro mode, the zoom range is fixed and the built-in flash is disabled.)
Recording	Still Image: Recording System	JPEG (DCF:Design rule for Camera File system) TIFF non-compression, DPOF compatible, Exif2.2 Print Image Matching II
	Still Image: Storage Capacity *When using bundled 16 MB xD-Picture Card	2288 x 1712 / TIFF: 1 image SHQ: Approx. 5 images, HQ: Approx. 16 images 2288 x 1560 (3:2*) / TIFF: 1 image, SHQ: Approx. 6 images, HQ: Approx. 18 images 2048 x 1536/ SQ1 (High): Approx. 8 images, SQ1 (Normal): Approx. 20 images 1600 x 1200/ TIFF: 2 images, SQ1(High):Approx.11 images, SQ1 (Normal): Approx. 32 images 1280 x 960 / TIFF: 4 images, SQ1(High):Approx.17images, SQ1 (Normal): Approx. 49 images 1024 x 768 / TIFF: 6 images SQ2 (High): Approx.26 images SQ2 (Normal): Approx. 76 images 640 x 480 / TIFF: 16 images, SQ2 (High): Approx.66 images, SQ2 (Normal): Approx. 165 images 3200 x 2400 (Enlarge Size) / SHQ: Approx. 2 images HQ: Approx. 8 images *3:2 is the same vertical-horizontal ratio as 35mm film.
	Motion Image: Recording System	QuickTime Motion JPEG support (Frame rate: 15fps)
	Motion Image: Storage Capacity (w/o voice)	320 x 240 pixels (HQ): Approx. 48 sec. (16MB) 160 x 120 pixels (SQ): Approx. 211 sec. (16MB)

	Sound: Recording System	WAVE Format compatible
	Recording Media	xD-Picture Card (16, 32, 64,128,256 MB)
Viewfinder		0.44-inch TFT color EVF Approx. 180,000 pixels
LCD Monitor	Size/Type	1.5-inch TFT color LCD (low-temperature polysilicon)
	Number of Pixels	Approx. 114,000 pixels
Playback	Still Image: Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image: Index display	Divided into 4/9/16 parts
	Still Image: Image rotation	90 degrees/- 90 degrees
	Still Image: Slideshow	Yes
	Motion Image: Playback	Normal, Frame-by-frame, Fast-Forward, Rewind
	Sound Playback	Yes (Also with Internal Speaker)
Sensitivity	AUTO	Yes
	Fixed	ISO approx. 100/200/400
Focusing System	Auto Focus	TTL iESP autofocus (contrast detection system)/ Spot AF/Fulltime AF/AF target selection
	Manual Focus	Manual Focus Settings on gauge display
Still Image: Exposure Control	Mode	Programmed Auto Aperture-priority Shutter-speed-priority Manual
		Scene programmed (portraits, sports, landscape-portrait, landscape, night scene, self-portrait)
		My Mode (Customized: My1, My2, My3, My4)
	Aperture	W:F2.8-8.0 T:F3.7-8.0
	Shutter Speed	1 to 1/1000 sec (Manual: up to 16 sec./Night scene & Slow Shutter Synchronization: up to 4 sec.)
	Exposure Compensation	±2EV in 1/3EV-step increments metering
	AE Lock	Yes
Auto-bracketing (excluding TIFF)		Selectable from 1/3EV, 2/3EV and 1EV steps
	Number of Shots	3/5 shots *Vary by image size
White Balance		Full-auto (iESP II) Presets (Daylight, overcast, tungsten light, fluorescent light1: Daylight, fluorescent light2: White Daylight, fluorescent light3: White) One-Touch ±7 Adjustment
Photometric Systems		Digital ESP metering Spot metering system (Multi)

Flash	Flash Working Range	W: Approx. 0.3m～4.5m T: Approx. 1.2m～3.5m
	Flash Modes	Auto (automatic flash activation in low light or backlight) Red-eye reduction Fill-in Off Slow shutter synchronization (first-curtain/second-curtain) Slow shutter synchronization (first-curtain with red-eye reduction)
	Flash Compensation	±2EV in 1/3EV-step increments metering
Sequence Mode	Normal Speed	Approx. 1.3 frames/sec. (in HQ mode) up to 8 frames
	High Speed	Approx. 1.8 frames/sec. up to 2 frames
Special Functions	Image Setting	Sharpness: ±5 Contrast: ±5 Saturation: ±5
	Function Shooting	Monochrome, Sepia, White board and Black board modes, Crop and merge (2 in 1) function
	Panorama	Yes (only with Olympus xD-Picture card or SmartMedia and Camedia Master)
	Customized	Shortcut setting, Custom button setting, Language options
	Still Image Edit	Resize (640x480, 320x240), Trimming
	Motion Image Edit	Cut, Index image creation *Limited to certain files.
	Special Image Editing	TruePic, Enlarge mode in printing, Noise Reduction
External Connectors	PC	USB interface (Win XP/Me/98/2000, Mac OS 9.0～9.2/X)
	TV (NTSC)	Video output terminal (Audio: Monaural) (Switchable NTSC/PAL)
	External Flash	Hot shoe
	Remote Control	RM-1(Optional)
	Power Supply	DC input terminal
Power Supply	AC adaptor	C-7AC (Optional)
	Battery	Two lithium battery packs (CR-V3) Four AA Ni-MH batteries Four Ni-Cd batteries Four alkaline batteries Four lithium batteries (FR6)
Dimension		107.5 (W) x 66.0 (H) x 68 (D) mm (excluding protrusions)
Weight		305g (excluding batteries and media card)
Accessories (Bundled)		Camera case xD-Picture Card (16MB) USB cable AV cable Strap Lens cap Strap for lens cap CD-ROM (CAMEDIA Information Disk) Two 3V lithium battery packs (LB-01 2P)

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp